OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 25, 2016

Via EDGAR

Ms. Megan Miller

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Miller and Mr. Cowan:

Below please find a response to Ms. Miller’s comments, received via phone conference on October 25, 2016, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer International Growth and Income Fund (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2016. For your convenience, we have included the comments in italics, followed by our response. Any captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	We notice references to borrowing and leverage throughout the prospectus and SAI. Please confirm that interest expense was considered as a line item for inclusion in the expense table.

We confirm that interest expense was considered as a line item for inclusion in the expense table, and concluded that it would be inappropriate at this time to include such expense because the Fund does not expect to incur interest expense for the period covered by the expense table.

2.	Under the section “Significant Accounting Policies” in the financial statements, please confirm that you will consider adding, for filings going forward, disclosure indicating that the Fund follows investment company accounting.

We confirm that we will consider adding the disclosure accordingly on a going forward filing basis.

3.	Please confirm that you will consider adding to the financial statements, for filings going forward, disclosure indicating the percentage paid by the adviser to affiliated sub-advisers consistent with FASB rules.

We confirm that we will consider adding the disclosure accordingly on a going forward filing basis.

* * * * *

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ John G. Kiernan

John G. Kiernan
Vice President & Associate Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Kramer Levin Naftalis & Frankel LLP